FOREWORD

         Expanding opportunity for Ontarians is the primary goal of the McGuinty government. The government wants everyone to have a fair opportunity to succeed. It is the right thing for Ontario's families and the smart thing for the economy.

         The government has made great progress, but there is much more to do. For this province to be at its best,
         Ontarians must be 13 million of the best-educated, most highly skilled, healthy, productive and innovative people in the world. This fourth Budget builds on the McGuinty government's plan by focusing on three precious resources: our children, our environment and our communities.

         This Budget is the next step in the McGuinty government's plan to strengthen Ontario by strengthening its people.
         The government is committed to making opportunity more accessible and success more achievable. The proposed new
         Ontario Child Benefit (OCB) would deliver $2.1 billion over five years to nearly 1.3 million children from low-income families. The OCB would help families by shortening the gap between getting by and getting ahead. The government is increasing social assistance rates for the third time.

         This Budget proposes to increase the number of new housing allowances to 35,000; increase support to Legal Aid
         Ontario; enrich benefits for about 155,000 injured workers; and phase in a higher minimum wage over three years.
         The Budget also proposes to provide seniors with more flexibility in managing their finances. These initiatives build on the government's plans to help improve the quality of life of all Ontarians.

         Protecting the environment that Ontarians share is also an economic imperative. It is possible to have a green economy and a growing economy at the same time. Those who ignore climate change will see their economies decline, but those who lead the fight can reap huge economic benefits. This spring, the McGuinty government will announce a clean air plan. In the interim, this Budget builds on progress with some immediate funding initiatives: support for the Trees Ontario Foundation, a home energy audit rebate and cutting-edge research in bio-based auto manufacturing and alternative fuels.

         The communities in which Ontarians live are at the centre of creating new opportunities. This Budget proposes a reduction in high Business Education Tax (BET) rates as well as measures to create a property tax framework for the province that is fair and predictable. The new BET system will reduce rates over seven years for more than
         500,000 businesses in Ontario, saving them $540 million annually when fully implemented.

         The 2007 Budget builds on the progress that the government has made in eliminating the deficits Ontario has faced. The fiscal deficit has been addressed. In 2006-07, a surplus of $310 million is anticipated. The medium-term fiscal outlook now projects a surplus of $0.4 billion in 2007-08, if the reserve is not required, and surpluses of $1.3 billion in 2008-09 and $1.6 billion in 2009-10.

         When the government came to office in 2003, it also inherited significant deficits in health care, education and infrastructure.

         Progress has been significant. In health care:

         •  over 500,000 Ontarians who did not have a family doctor now have one

         •  hiring over 8,000 more nurses by the end of 2007-08

         •  first-year medical school spaces being increased by 23 per cent from 2004-05 to 2009-10

         •  wait times are down for key procedures

         •  the government is reforming how it delivers health care to make it more efficient and more effective.

         In education:

         •  primary class sizes are down and test scores are up

         •  22 per cent increase in average per-student funding by 2008-09

         •  more students are graduating from high school

         •  almost 6,800 repair and construction projects are underway or completed in Ontario schools

         •  the number of student days lost to labour unrest has decreased by 95 per cent during the tenure of this government.

         In postsecondary education:

         •  the $6.2 billion Reaching Higher plan made the largest postsecondary education investment in 40 years

         •  86,000 more full-time students are enrolled in colleges and universities

         •  funds for student aid are doubling

         •  access to and quality in Ontario's universities, colleges and apprenticeship programs are improving.

         In infrastructure:

         •  the ReNew Ontario plan is investing more than $30 billion in key infrastructure projects across the province

         •  the government is investing in transit and transportation through Move Ontario ($1.2 billion) including the subway from Toronto to York Region

         •  rural and northern communities have expanded their infrastructure, with funds from the gasoline tax, the Rural
            Infrastructure Investment Initiative and low-interest loans.

         The McGuinty government is proud of its record. But the job will not be finished until every challenge has been met, every opportunity has been seized and every Ontarian has a fair shot at success.